June 23, 2015

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:                             Gerdau S.A.

Form 20-F for the Year Ended December 31, 2014

Filed March 31, 2015

Response Dated May 29, 2015

File No. 1-14878

Dear Mr. O’Brien:

This letter responds to the supplemental comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 16, 2015, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2014 filed on March 31, 2015 and response to the Staff’s initial comments dated May 29, 2015.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to comment 3. Please revise your disclosures to explain what the line item, interest on equity, represents. Explanations of the relationship between tax expense and accounting profit should be transparent. Refer to IAS 12.81(c).

Response:

When the Company makes a distribution of dividends to the shareholders, it is allowed to consider this payment as interest on own capital — subject to specific limitations — which has the effect of a taxable deduction in the determination of income tax and social contribution.   The Company respectfully clarifies that interest on equity is a concept of Brazilian tax laws that allows corporations, in the determination of income for income tax and social contribution purposes, to take a deduction of dividends paid as a financial expense but limited to the greater of (i)  shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

Therefore, the relationship between tax expense and accounting profit (according to IAS 12.81(c)) is provided as a reconciliation table in footnote 8(a) of the Consolidated Financial Statements filed with the 2014 Form 20-F.  This reconciliation contains this specific line item.

In order to better explain what the line item “interest on equity” represents, the Company will then include in its footnote 8(a) in future filings disclosure similar to that presented below:

1

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

[…]

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

[TABLE]: Insert (*) in the line for Interest on equity for the following footnote:

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividend distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution.   The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate  or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ André Pires de Oliveira Dias

Name: André Pires de Oliveira Dias
Title: Chief Financial Officer

Copy:

Tracey Houser

Staff Accountant